UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. _____)

1. Name of the Registrant:
Firsthand Technology Value Fund, Inc.
[CIK: 1495584; EIN number: 27-3008946]

2. Name of Person Relying on Exemption:
Scott Klarquist

3. Address of Person Relying on the Exemption:
85 Broad St, 18th Floor, New York NY 10005

4. Written Material. The following written materials are attached:

Presentation to SVVC Unitholders, dated January 19, 2022

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. I am NOT asking for your proxy card and will not accept proxy cards if sent.
The cost of this filing is being borne entirely the filer.

NOTE: Please DO NOT send me your proxy card.

Source:
Scott Klarquist
CIO, Seven Corners Capital Management, LLC
info@sevencornerscapital.com
(646) 592-0498

TIME FOR CHANGE

AT

Firsthand Technology Value Fund, Inc. (SVVC)

January 19, 2022



Scott Klarquist, CIO
Seven Corners Capital

www.sevencornerscapital.com


Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

STEP ONE: Diagnose the problem. We as shareholders have a very specific problem at SVVC, namely a serious misalignment of interests between the principals (us, the stockholders) and our agents (SVVC's external manager and SVVC's board of directors). When you are paying someone to act as your agent (i.e., as a fiduciary), but they instead act in their own selfish best interests (via entrenchment and blatant fee gouging), then there is a fundamental mismatch between the incentives of the agent and the principals. This is what persists at SVVC and it is the key reason (IMHO) that SVVC shareholders have suffered so greatly over the past decade plus. **IN OTHER WORDS, IT'S THE INCENTIVES, STUPID!**









Seven Corners Capital

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

SVVC's chief investment manager is Kevin Landis, to whom SVVC's shareholders outsource portfolio management via his external management entity Firsthand Capital Management (FCM). Mr Landis is also SVVC's board chairman, President and CEO. Mr Landis appears a lot on CNBC, etc. How does this translate into SVVC shareholder value? Well, it doesn't (and historically hasn't).

See all images
Kevin Landis
Kevin Landis is the chief investment officer of Firsthand Capital Management.
LinkedIn
Current: Chief Investment Officer at Firsthand Capital Management
Location: San Jose, California
Founded: Firsthand Technology Value Fund
Experience
Chief Investment Officer
Firsthand Capital Management · 1994 - Present

TV, FOLKS!!!!

Source: LinkedIn; SVVC 2021 Proxy Statement

 *Seven Corners Capital*

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

The track record of SVVC under Mr Landis's and FCM's "stewardship" has been nothing short of disastrous for shareholders, with the stock price <mark>down 77% over the past 10 years and 8+ months</mark>:



Source: Yahoo! Finance

5

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

This atrocious track record hasn't been compensated by ample dividends, as SVVC has only paid out $6.21/share in distributions over the foregoing period, meaning the total shareholder return for SVVC is NEGATIVE 41% (versus the S&P's (VFINX) total return for the same period of ~235% excluding dividends).



Vanguard 500 Index Fund;Investor
Fund: VFINX
422.62
▼ 7.92 (1.84%)
January 18, 11:45 PM
Month
3 Month
Year
3 Year
5 Year
Max
125.72 Apr 29, 2011
600
400
200
0
Previous Close: 430.54
1982
1990
1998
2007
2015

SVVC's approximate Underperformance versus S&P 500 (excluding divs):

Negative 276%(!!!)

Source: Yahoo! Finance; SVVC's SEC filings


Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

If we include dividends received by holders of the S&P 500 (VFINX) of approximately $4/year, SVVC's total shareholder return of **NEGATIVE 41%** over the past ~10.7 years looks even more pathetic versus the S&P's stellar total return (including dividends) for the same period of ~270%.



SVVC's approximate Underperformance versus S&P 500 (including divs):

Negative 311%(!!!)



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

So do Mr Landis and his associates at FCM personally suffer for their portfolio mismanagement (for which, see more regarding SVVC's investment losses below), just as SVVC's shareholders have to? Not really, because FCM skims 2% of the gross asset value of the fund every year regardless of the investment performance of SVVC's assets as a "base management fee":

INVESTMENT MANAGEMENT FEE

Pursuant to the Investment Management Agreement, we pay FCM a fee for investment management services consisting of two components—a base management fee and an incentive fee.

The base management fee will be calculated at an annual rate of 2.00% of our gross assets. For services rendered under the Investment Management Agreement, the base management fee will be payable quarterly in arrears. The base management fee will be calculated based on the average of (1) the value of our gross assets at the end of the current calendar quarter and (2) the value of our gross assets at the end of the preceding calendar quarter; and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial month or quarter will be pro-rated. The incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Management Agreement, as of the termination date), and equals 20% of our realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fees.



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

Over the past 3 fiscal years alone, this has translated into over $9.5 million(!) in base management fees into FCM's coffers, or $640 thousand *more* than the company Total Investment Income for said period:

Consolidated Statements of Operations

		FOR THE YEAR ENDED DECEMBER 31, 2020		FOR THE YEAR ENDED DECEMBER 31, 2019		FOR THE YEAR ENDED DECEMBER 31, 2018
INVESTMENT INCOME						
Unaffiliated interest	$	15,608	$	72,502	$	6,228
Affiliated/controlled interest		3,635,326		1,717,149		3,440,610
Affiliated/controlled loan origination income		—		—		21,000
TOTAL INVESTMENT INCOME		3,650,934		1,789,651		3,467,838
EXPENSES						
Investment advisory fees (Note 4)		2,016,981		3,405,735		4,128,311

SVVC: Endless Fees R Us ™

Source: SVVC 2020 10-K

9



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

Note that the foregoing $9.5 million figure **excludes a dizzying array of other fees** that SVVC shareholders are saddled with, including (1) administration fees, (2) custody fees, (3) transfer agent fees, (4) registration and filing fees, (5) professional fees, (6) printing fees, (7) trustees fees, (8) compliance fees and (9) miscellaneous fees, which have totaled more than $3 million over the past three fiscal years. **SVVC shareholders are suffering death by one thousand fees!**



SVVC Shareholders

Source: SVVC 2020 10-K



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

But wait, there's more! Not only have SVVC shareholders absorbed massive fees, they have also suffered the indignity of paying said fees in return for absolutely horrible portfolio performance. Shockingly, during the past 3 fiscal years SVVC suffered net realized and unrealized losses on its investment portfolio of NEGATIVE $65 MILLION, or almost $10/share. As a consequence of the foregoing, SVVC's NAV fell from $26.69/share at 12/31/18 to $14.82/share at 12/31/20, a decline of 44.5% (with zero dividends paid during that timeframe) despite the S&P 500 rising over 50% (excluding dividends) during the same three fiscal years.

	2020	2019	2018
Net Realized and Unrealized Gains (Losses) on Investments, Net of Deferred Taxes	(23,568,524)	(70,437,130)	28,710,435

SVVC: Endless Losses R Us ™

Source: SVVC 2020 10-K & 2019 10-K



Seven Corners Capital

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

CASE STUDY: Bulldog Investors Proxy Contest from 2014

Landis's and FCM's terrible investment management performance is understandable when you consider that he & it have historically followed a "cut the flowers, water the weeds" investment strategy. Back in 2014, when SVVC was faced with a proxy contest from Bulldog Investors (among other things, Bulldog wanted shareholders to terminate FCM's lucrative external management contract), Mr Landis et al decided to appease this hedge fund (who they labelled as short-term opportunists) by agreeing as part of the proxy settlement that SVVC would liquidate its Facebook & Twitter stakes in short order. The irony of the "quick buck" label is rich indeed given that this appeasement guaranteed the continuation of SVVC's related-party fee stream to Mr Landis & FCM via the external management agreement, a form of rent-seeking representing the epitome of chasing "quick bucks" at the expense of long-term shareholder value. Needless to say, Facebook's stock has appreciated substantially since FCM disposed of SVVC's stake in it, while Twitter's shares are down marginally. Overall, in retrospect these sales were a complete disaster for long-term SVVC shareholder value. So…who are the "quick buck artists" again???

SVVC: Endless Entrenchment Maneuvers R Us ™

Source: SVVC SEC filings from 2013 & 2014



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

CASE STUDY: Bulldog Investors Proxy Contest from 2014

What SVVC management said in Feb 2014 (Bulldog wants quick gains at long-term shareholder expense):

The Board of Directors of the Company and the Independent Directors strongly oppose this proposal. The proposal has been submitted by an opportunistic dissident stockholder seeking quick short-term gains at the expense of long-term stockholders. In addition, the Board believes that approval of the proposal would likely severely impair the short-term and long-term value of the Company's investment portfolio because, among other reasons, the dissident stockholder has not provided any plan for the management of the Company's investments after a termination of the Investment Management Agreement.

What SVVC did in May 2014 (appeasement of Bulldog and betrayal of SVVC long-term shareholders by selling crown jewels):

Firsthand Technology Value Fund Settles Proxy Contest With Bulldog Investors

San Jose, CA, May 2, 2014 – Firsthand Technology Value Fund, Inc. (NASDAQ: SVVC) (the "Fund"), a publicly-traded venture capital fund that invests in technology and cleantech companies, announced today that it has entered into an agreement with Bulldog Investors, LLC ("Bulldog"), the Fund's largest shareholder group.

Under the terms of the settlement, Bulldog has agreed to (1) withdraw its two nominees for the Fund's Board of Directors, (2) withdraw its proposals regarding (i) termination of the Fund's Investment Management Agreement and (ii) consideration by the Board of a share repurchase program, (3) not present any proposals at the Annual Meeting, and (4) vote its shares in accordance with the Board's recommendations.

The settlement also provides that the Fund's Board approve a plan for the Fund to repurchase up to $10 million of common stock in open market purchases during 2014, and to conduct a self-tender offer for at least $20 million worth of common stock at 95% of net asset value to be completed no later than January 31, 2015. Further, the Fund has agreed to liquidate its Facebook and Twitter holdings no later than September 30, 2014 and October 31, 2014, respectively, and to distribute any net realized gains from those holdings to shareholders within 60 days of completing those liquidations.



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

CASE STUDY: Bulldog Investors Proxy Contest from 2014

==Interestingly, just one & a half months before this settlement was announced, Bulldog listed its goals for the proxy fight and did not mention that they wanted any sale of Facebook or Twitter stock.==

> March 26, 2014
>
> Dear Fellow Shareholder of Firsthand Technology Value Fund (SVVC):
>
> Bulldog Investors is SVVC's largest shareholder. Like many other shareholders, we are disappointed with the Fund's performance and the fact that its shares trade at a large discount to their net asset value ("NAV"). We have tried to persuade management to address these issues but were rebuffed. As a result, we have concluded that change is needed. Thus, we are proposing to (1) elect directors who are committed to increasing shareholder value, (2) terminate the management contract with Firsthand Capital Management ("FCM"), and (3) have the board consider a share repurchase program. Here is why you should support these proposals.

==This leads one to question whether it was actually Mr Landis and FCM (and not Bulldog) who wanted to sell the two crown jewels in SVVC's portfolio, using the proxy settlement as a convenient excuse to do so== **(please see the discussion below of FCM's incentive fee structure for more information on why this might have been the case).**

 ***Seven Corners Capital***

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

CASE STUDY: Bulldog Investors Proxy Contest from 2014

SVVC shareholder value squandered by the premature sales of FB and TWTR stock = $140 million

Holding	Shares	Stock Price Sold (est)	Stock Price Now	Value Squandered	Value/Sh Squandered
Meta fka Facebook (FB)	600,000	77	323	147,600,000	21.41
Twitter (TWTR)	1,006,200	45	38	-7,345,260	-1.07
TOTAL				140,254,740	20.35

This equates to over $20 per share lost forever for SVVC shareholders versus the base case of "letting your winners run" (i.e., Warren Buffett-like long-term thinking).


My favorite holding period is forever.
Warren Buffett



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

CASE STUDY: Solar City Stock Sale

Amazingly, SVVC's external manager FCM squandered *many more millions* via the premature sale of our Solar City (SCTY) stock in July 2013, even bragging about it during the Bulldog proxy battle the following Spring:

SolarCity: Following outstanding financial results in its first couple of quarters as a public company, our team recognized a great opportunity to exit our position in SolarCity in the summer of 2013, realizing a 157% gain after holding the stock for just over one year.

"Great opportunity"??? Too bad the ill-advised sale of SCTY has cost SVVC shareholders $217 million in foregone unrealized gains to date, or $31.50 per share, had Mr Landis & FCM shunned the quick gains and simply "let this winner run" (SCTY was bought by Tesla in 2016 for a split-adjusted 0.55 shares of TSLA stock for each SCTY share).

Holding	Shares	Stock Price Sold (est)	Stock Price Now	Value Squandered	Value/Sh Squandered
Solar City (SCTY), now Tesla (TSLA)	426,300	41	550	217,165,000	31.50

Source: SVVC SEC filings from 2013 & 2014; TSLA & SCTY SEC filings





Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

CASE STUDY: Roku Stock Sale

Finally, SVVC's external manager FCM sold our 250,000 share holding of Roku Inc stock prematurely in late 2018 and early 2019, just before ROKU went vertical, representing yet another "unforced error" due to Mr Landis's and FCM's seeming fixation on short-term gains (estimated total value lost >$25 million):

Roku Inc
NASDAQ: ROKU
OVERVIEW
FINANCIALS
166.36 ▼ 0.47 (0.28%)
January 19, 3:38 PM EST · Market Open
Day
Week
Month
Year
5 Year
Max
30.16 Dec 28, 2018 Vol: 11.2M
600
400
200
0
Previous Close: 166.83
Vol
2017
2018
2019
2020
2021

Source: SVVC SEC filings from 2018 & 2019



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

FCM's INCENTIVE FEE STRUCTURE = INCENTING LONG-TERM FAILURE

One clue as to why Mr Landis and FCM appear fixated on banking short term capital gains (at the expense of long-term value creation and shareholder value) lies in how FCM's fees are calculated. FCM receives an incentive fee equal to 20% of net *realized* gains. Thus FCM only gets paid for SVVC's profitable investments if and when they sell some of SVVC's holdings (unrealized gains don't immediately result in any incentive fees), putting pressure on the SVVC insiders at FCM to come up with (often bad) rationales to justify stock sales so they can collect incentive fees while they are available.

Mathematically, the formula for computing the annual incentive fee can be written as:

$$\text{Incentive fee} = 20\% \times \left(\text{Cumulative realized gains} - \text{Cumulative realized losses} - \text{Unrealized depreciation} \right) - \text{Previously paid incentive fees}$$

Source: SVVC 2020 10-K



Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

Given the mismatch in incentives between those who run SVVC and the incentives of SVVC's shareholders, it should come as no surprise that the company's NAV has not increased since the end of FY 2020. In fact, as of November 30, 2021 (the date of SVVC's most recent NAV disclosure), this figure has further declined to $14.09/share, representing an additional 5% of value destruction since 12/31/20. So much for the "exceptional investment opportunity…for investors with a long-term horizon" that Mr Landis touted back when SVVC began trading in April 2011 (perhaps he meant for insiders like himself!).

Firsthand Technology Value Fund Lists and Begins Trading on the NASDAQ under Symbol SVVC

Closed-End Fund Provides Investors Access to Opportunities in Privately-Held Technology and Cleantech Companies

"Growing worldwide energy demand poses one of the great challenges facing the technology industry today, and opens incredible opportunity for innovation on the part of skilled entrepreneurs," said Kevin Landis, chief investment officer of SiVest Group and portfolio manager of Firsthand Technology Value Fund. "At the same time, in the investment environment of recent years, private technology companies have faced increased difficulty in raising equity financing through public capital markets, resulting in depressed private equity valuations. We believe that combination offers exceptional investment opportunity now for investors with a long-term horizon."

Source: SVVC 12/20/21 PR; SVVC 4/18/11 PR





Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

ENOUGH IS ENOUGH, SHAREHOLDERS MUST ACT!

SVVC's shareholders have over the past four fiscal years (A) footed the bill for approximately $20 million in non-refundable cash fees, (B) suffered over $65 million in unrealized depreciation in SVVC's investment portfolio, and (C) endured a seemingly terminal stock price decline from $16/share in September 2018 to just over $4/share today, resulting in (D) SVVC's current market capitalization crumbling to a measly $28 million, all of which begs the following question: *WHY ARE SHAREHOLDERS TOLERATING THIS NONSENSE*?

ENOUGH
IS
ENOUGH
ALREADY

Source: SVVC SEC filings



Seven Corners Capital

Firsthand Technology Value Fund, Inc.

TIME FOR CHANGE AT SVVC

CONCLUSION – SVVC'S ANNUAL MEETING IS AROUND THE CORNER

At our 2022 annual meeting (currently expected to occur in May, although in the past SVVC has delayed annual meetings when presented with shareholder-friendly meeting proposals), SVVC's shareholders are strongly urged:

1. **To vote AGAINST all of SVVC's incumbent director nominees and AGAINST SVVC's executive comp; and**
2. **To vote IN FAVOR OF any shareholder proposal to terminate FCM's management agreement.**

Please note that Seven Corners Capital's chief investment officer, Scott Klarquist, nominated himself for our board. **To date SVVC has stonewalled my nomination**, claiming that what I submitted omitted some unspecified information "required by Regulation 14A". The fact that SVVC won't tell me what's missing is a clear indication that they are full of hot air. PLEASE NOTE THAT CONCERNED SHAREHOLDERS MAY REACH ME AT info@sevencornerscapital.com TO DISCUSS MATTERS OF MUTUAL CONCERN. Moreover, I intend to make further communications to you regarding SVVC and my director candidacy in the coming days and weeks. ***HOWEVER, I AM NOT (REPEAT NOT) CURRENTLY SOLICITING PROXIES FOR THE 2022 ANNUAL MEETING!***

FINALLY, SVVC SHAREHOLDERS ARE STRONGLY URGED TO COMMUNICATE YOUR DISSATISFACTION WITH THE STATUS QUO TO OUR BOARD (WHO SUPPPOSEDLY OWE US FIDUCIARY DUTIES). Time is of the essence!

Source: SVVC 2021 Proxy